United States securities and exchange commission logo





                          August 23, 2022

       Stephen Lemieux
       Chief Financial Officer
       Titan Medical Inc.
       1015 15th Street N.W., Suite 1000
       Washington, DC 20005

                                                        Re: Titan Medical Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed August 19,
2022
                                                            File No. 333-266994

       Dear Mr. Lemieux:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              James Guttman, Esq.